77Q
Barrett Opportunity Fund
15(c)

Basis for Approval of the Fund's Management Agreement
      At a meeting held in person on September 6, 2006 the Board, including the Directors who are not "interested persons" of the Fund or Barrett (the "Independent Directors"), approved a new management agreement (the "New Management Agreement") between the Fund and Barrett. The New Management Agreement replaced the Fund's prior management agreement ClearBridge. The Board also was provided with information about LMPFA and its fund administration capabilities in advance of the September 6, 2006 Board meeting. In addition, the Independent Directors consulted with their independent legal counsel, discussing, among other things, the legal standards and certain other considerations relevant to the Directors' deliberations.

      At the September meeting and at two earlier meetings in May and June of 2006, the Directors discussed with representatives of Barrett and Legg Mason the past performance of Barrett; Barrett's investment management experience, business organization, personnel, operations, history and philosophy; and the compatibility of Barrett?s investment management style with the Fund's investment policies and objectives and past investment management style. The Board considered whether the terms of the New Management Agreement were in the best interests of the Fund and its shareholders. Legg Mason and Barrett discussed the timing of the transition to Barrett and how the transition could be accomplished with minimal disruption and expense. The Independent Directors of the Board also conferred separately and with their independent legal counsel about the proposed replacement of the Fund's investment manager on a number of occasions, including in connection with the May, June and September Board meetings.

      At the three meetings with the Board, representatives of Legg Mason and Barrett made presentations to, and responded to questions from, the Board. After the presentations and after reviewing the written materials provided, at the September 6 meeting, the Independent Directors met in executive session with their independent legal counsel to consider the New Management Agreement.

      Among other things, the Directors considered:

      (a) the reputation, financial strength and resources of Legg Mason and its investment advisory subsidiaries, including Barrett and LMPFA;

      (b) that Barrett is affiliated with a highly regarded investment management organization and is an experienced and respected asset management firm in its own right; that the Board has been provided information that Barrett has the resources and personnel necessary to provide the investment advisory services to the Fund; and such other matters as the Directors considered relevant in the exercise of their reasonable judgment;

      (c) that Legg Mason has advised the Board that there is not expected to be any diminution in the nature, quality and extent of services provided to the Fund and its shareholders by Barrett and LMPFA, including administrative and compliance services;

      (d)  the terms and conditions of the New Management
Agreement, which contains no material differences from the Fund's previous management agreement other than the identity of Barrett and differences in dates of effectiveness and termination;

      (e) that the advisory fees paid by the Fund represent reasonable compensation to Barrett in light of the services expected to be provided and the fees paid by similar funds and such other matters as the Directors considered relevant in the exercise of their reasonable judgment;

      (f) that Legg Mason would bear a portion of the cost of obtaining shareholder approval of the New Management
Agreement; and

      (g) that the Fund would no longer be managed by ClearBridge, and therefore it would be necessary to provide for continuation of investment advisory services to the Fund.

      Certain of these considerations are discussed in more detail below.

      The Directors did not identify any particular information that was all-important or controlling, and each Director attributed different weights to the various factors. The Directors, including a majority of the Independent Directors, concluded that the terms of the New Management Agreement are fair and reasonable, that the fees stated therein are reasonable in light of the services anticipated to be provided to the Fund, and that the New Management Agreement should be approved and recommended to Fund shareholders.

Nature, Quality and Extent of Services Provided

      In evaluating the nature, quality and extent of the services to be provided by Barrett under the New Management Agreement, the Directors considered, among other things, the expected impact, if any, of the appointment of Barrett on the operations, facilities, organization and personnel to be made available to the Fund, and the ability of Barrett to perform its duties under the New Management Agreement, taking into account the delegation of certain duties to LMPFA, as sub-administrator. The Board reviewed and discussed information regarding Barrett's investment process and the performance of the registered investment companies and other accounts advised and sub-advised by Barrett. The Board noted favorable performance compared with the applicable benchmark indices. The Board also noted that Barrett's investment process was based on fundamental analysis and similar to the process employed by ClearBridge. The Directors recognized, however, that past performance is no guarantee of future results.

      Based on their review of the materials provided and the assurances they had received from Legg Mason and Barrett, the Directors determined that the appointment of Barrett as the Fund's investment manager would not, based upon the information provided to the Board, adversely affect the nature and quality of services provided to the Fund.

Cost of Services Provided

      The Directors considered, among other things, that the management fee rate would remain unchanged under the New
Management Agreement. The Directors noted that fees payable under the sub-administration agreement with LMPFA would be paid by Barrett and not by the Fund.

      The Board received and considered pro forma information as to the profitability to the Legg Mason organization of its relationship with the Fund. However, the Board recognized the speculative nature of such information, which was based upon the Fund's past relationship with Citigroup Asset Management and did not give such information significant weight. The Directors noted that they expect to receive cost, expense and profitability information prior to the end of the initial term of the New Management Agreement and, thus, be in a position to evaluate at that time whether any adjustments in Fund fees would be appropriate in connection with a renewal of the Agreement.

Fall-Out Benefits

      In evaluating the fall-out benefits to be received by Barrett under the New Management Agreement, the Directors considered whether the replacement of ClearBridge by Barrett as investment manager to the Fund would have an impact on the fall-out benefits received by the Fund's investment manager. Based on their review of the materials provided, and their discussions with Legg Mason, the Directors determined that those benefits could include the use of portfolio brokerage transactions to pay for research services generated by parties other than the executing broker-dealer. The Directors noted that any such benefits were difficult to quantify with certainty at this time, and indicated that they would continue to evaluate them going forward.

Fees and Economies of Scale

      In considering the New Management Agreement, the Directors considered, among other things, that the management fee rate would remain unchanged. The Directors determined that the total fees for management (including administrative) services for the Fund were reasonable in light of the services provided. It was noted that ClearBridge, at its expense, had provided the Directors with, among other things, a report from Lipper comparing the Fund's fees, expenses and performance with those of a peer group for the Fund selected by Lipper, and information as to the fees charged by other registered investment company clients for investment management services. The Directors concluded that the Fund's proposed fees for management (including administrative) services are reasonable in light of the services expected to be provided and the fees paid by similar funds.

Investment Performance

      As noted above, the Board noted Barrett's investment management experience, past performance and capabilities, but the Directors were unable to predict what effect, if any, execution of the New Management Agreement would have on the future performance of the Fund.

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082221-0009-10971-NY01.2643768.2		04/24/07 3:57 PM
082221-0009-10971-NY01.2643768.2		04/24/07 3:57 PM